Exhibit 12

Consolidated Natural Gas Company

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

	Years Ended
	2002	2001	2000	1999	1998
Earnings, as defined:
Earnings before income taxes and minority interests in consolidated subsidiaries	$950.4	$604.0	$360.4	$210.3	$417.4
Distributed income from unconsolidated investees, less equity in earnings	(15.7)	(5.8)	13.1	(12.4)	(1.9)
Fixed charges included in the determination of net income	167.9	170.2	184.1	148.6	137.0

Total earnings, as defined	$1,102.6	$768.4	$557.6	$346.5	$552.5

Fixed charges, as defined:
Interest charges	$227.4	$181.1	$172.8	$136.9	$126.4
Rental interest factor	10.5	11.1	11.3	11.7	10.6

Total fixed charges, as defined	$237.9	$192.2	$184.1	$148.6	$137.0

Ratio of Earnings to Fixed Charges	4.63	4.00	3.03	2.33	4.03